SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        SCHEDULE 13D (Amendment No. 11)*

                    Under the Securities Exchange Act of 1934

                            GREATER COMMUNITY BANCORP
            .........................................................
                                (Name of Issuer)
                     Common Stock, $1.00 par value per share
                   ...........................................
                         (Title of Class of Securities)
                                  390 380 10-3
            ..........................................................
                                 (CUSIP Number)
                       JOHN L. SOLDOVERI, 55 Union Blvd.,
                       Totowa, NJ 07512 -- (201) 942-6964
           ..........................................................
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
                                November 3, 1997
           ..........................................................
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
         See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  Page 2 of 6 pages
CUSIP No. 390 380 10-3
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  John L. Soldoveri
                  SSN ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)  [  ]
              (b)  [  ]
3)       SEC Use Only

4)       Source of Funds (See Instructions)
                           PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable

6)       Citizenship or Place of Organization
                           United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         7)       Sole Voting Power
                           187,481

         8)       Shared Voting Power
                             1,977

         9)       Sole Dispositive Power
                           187,481

         10)      Shared Dispositive Power
                             1,977

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           227,593

12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)              [  ]

13)      Percent of Class Represented by Amount in Row (11)
                            8.68%

         14)      Type of Reporting Person (See Instructions)
                             IN



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Item 1.  Security and Issuer

                  This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Greater Community Bancorp (the "Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

                  This Statement is being filed by John L. Soldoveri, whose residence address is 3 Battle Ridge Trail, Totowa, New Jersey 07512. Mr. Soldoveri's principal occupation is Vice President, Soldoveri Agency, 247 Union Boulevard, Totowa, NJ 07512 and Vice President, Rhodes Agency, Inc., 290 Lafayette Avenue, Hawthorne, NJ 07506 (real estate and insurance agencies). He is semi-retired and works on a part-time basis.

                  Mr. Soldoveri has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Soldoveri has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Soldoveri is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                  On July 31, 1997, Mr. Soldoveri acquired beneficial ownership of 20,807 shares of the Corporation's Common Stock. This total includes an increase in ownership of 16,575 shares held by Mr. Soldoveri directly (13,404) and indirectly by his wife (3,172), as well as an increase in beneficial ownership of 4,232 shares via derivative securities, namely, mandatory stock purchase contracts ("Equity Contracts") held by him and his wife (3,539 shares) and unexercised stock options held by Mr. Soldoveri under Stock Options Plans adopted during 1995 and 1996 (693 shares). These acquisitions all resulted entirely from a 10% stock dividend paid on July 31, 1997 to all shareholders of record. All of such shares were acquired solely on a pro rata basis, without the payment of any consideration by Mr. Soldoveri.

                  On November 3, 1997, Mr. Soldoveri exercised $320,000 face amount of Equity Contracts to purchase 36,035 shares at the adjusted price of $8.88/share, a total of $319,991. Mr. Soldoveri had purchased the Equity Contracts on December 30, 1993 for $3,200. His total cost for the 36,035 shares of common stock was therefore $323,191. As consideration for such purchase, Mr. Soldoveri surrendered $320,000 principal amount Cancellable Subordinated 8.50% Debentures due November 1, 1998 (the "8.5% Debentures"), which Mr. Soldoveri had purchased on December 30, 1993 for $316,800. See Item 3 of Amendment
No. 7 to Mr. Soldoveri's Schedule 13D.

                  On November 3, 1997, Mr. Soldoveri's wife exercised $25,000 face amount of mandatory stock purchase contracts ("Equity Contracts") to purchase 2,815 shares at the adjusted price of $8.88/share, a total of $24,997. Mrs. Soldoveri had purchased the Equity Contracts on December 30, 1993 for $250. Her total cost for the 2,815 shares of common stock was therefore $24,247. As consideration for such purchase, Mrs. Soldoveri surrendered $25,000 principal amount Cancellable

                                Page 3 of 6 Pages

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Subordinated 8.50% Debentures due November 1, 1998 (the "8.5% Debentures"),
which Mrs. Soldoveri had purchased on December 30, 1993 for $24,750.
See Item 3 of Amendment No. 7 to Mr. Soldoveri's Schedule 13D.

                  On November 25, 1997, Mr. Soldoveri exercised stock options to purchase 3,993 shares at the price of $9.39164/share, a total of $37,500, all of which came from Mr. Soldoveri's personal funds. The stock options had been granted during 1995 pursuant to the Great Falls Bancorp 1995 Stock Option Plan (the "1995 Plan").

Item 4.  Purpose of Transaction

                  The increase in beneficial ownership of shares pursuant to the declaration of the 10% stock dividend payable on July 31, 1997 was not the result of any investment decision by Mr. Soldoveri, and was without any consideration paid by him. The distribution of the stock dividend did not affect the percentage of Mr. Soldoveri's ownership of the outstanding stock of the Corporation, and has no bearing upon his previously stated intentions with respect to any future acquisition or disposition of the Corporation's Common Stock.

                  Mr. and Mrs. Soldoveri's exercise of the Equity Contracts on November 3, 1997 was mandatory. Mr. and Mrs. Soldoveri had purchased the Equity Contracts and 8.5% Debentures for investment in December, 1993.

                  Mr. Soldoveri exercised the stock options under the 1995 Plan to prevent a lapse of the options if not exercised by the end of 1997.

                  Mr. Soldoveri's present intention is to exercise all of the stock options granted to him during 1996 under the 1996 Stock Option Plan for Nonemployee Directors at some time before such options lapse prior to December 31, 2006, assuming the value of the Common Stock continues to exceed the adjusted option price per share, currently $13.95.

                  Except  as  stated  above,  Mr.  Soldoveri  has  no  plans  or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


                                Page 4 of 6 Pages

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Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Soldoveri is the beneficial owner of 227,593 shares of Common Stock of the Corporation, which represents 8.68% of the issued and outstanding Common Stock of the Corporation.
This consists of the following:

                           (1) 187,481 shares held directly by Mr. Soldoveri in his own name.

                           (2) 37,700 shares held by Mr. Soldoveri's wife, Grace P. Soldoveri.

                           (3) 1,977 shares held by the John L. and Grace P. Soldoveri Foundation, Inc. (the "Soldoveri Foundation"), of which Mr. Soldoveri is a director. Mr. Soldoveri disclaims beneficial ownership of such 1,977 shares.

                           (4) 435 shares owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1996 Stock Option Plan for Nonemployee Directors. The adjusted option price is $13.95 per share.

                  (b) Mr. Soldoveri has sole investment power and sole voting power with respect to the 187,481 shares held directly by him. He has no voting power or investment power, either sole or shared, with respect to the 37,700 shares held by his wife. Mr. Soldoveri has shared voting power and shared investment power with respect to the 1,977 shares held by the Soldoveri Foundation. He has sole investment power with respect to the stock options. The stock options have no voting power.

                  (c)  The  only   transactions  in  the  Common  Stock  of  the
Corporation that were effected during the past 60 days by Mr. Soldoveri are the following stock acquisitions:

Date       # of shares  Price/share         Nature of Acquisition

11/03/97   36,035        $8.88     Exercise Equity Contracts (Mr. Soldoveri)
11/03/97    2,815        $8.88     Exercise Equity Contracts (Mrs. Soldoveri)
11/25/97    3,993        $9.39     Exercise Options under 1995 Stock Option Plan

          (d), (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Mr. Soldoveri is the husband of Mrs. Grace P. Soldoveri.

                  There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Soldoveri and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                Page 5 of 6 Pages

Item 7.  Material to be Filed as Exhibits

                  Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.



Signature.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 29, 1997
Date


/s/ John L. Soldoveri

Signature


John L. Soldoveri
Name/Title

                                Page 6 of 6 Pages